Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: NOVEMBER 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News Release –  Petro-Canada Updates Spill Incident at Terra Nova

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

            /s/ Hugh L. Hooker

Date:  November 23, 2004

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Corporate Secretary

Exhibit 1

For Release

November 22, 2004

Petro-Canada Updates Spill Incident at Terra Nova

St. John’s – Clean-up equipment and personnel have been mobilized to help mitigate the impact of an oil spill Sunday, and investigators from Petro-Canada and the Canada-Newfoundland Offshore Petroleum Board are on board the Terra Nova FPSO continuing their investigation.

“As soon as this happened, we activated our Emergency Response plan and our response teams, onshore and offshore,” said Ed Martin, Incident Commander.

The investigation team was transported offshore last night and equipment will be deployed subject to weather and sea conditions.

“Any spill is significant for us and we are treating this incident with highest priority,” Martin said.  “We also know that this is of concern to people in the Province, and they expect us to operate safely and responsibly. We are continuing to monitor the oil spill and its impact but the weather is presenting a challenge.”

Petro-Canada is reviewing its estimate of the amount of oil spilled in Sunday’s incident. Two estimating methods are utilized to determine spill size. One method is to estimate the volume in the water using aircraft and vessel imaging – the second is to check the integrated metering system on the platform and calculate changes in oil stored versus oil produced.

These methods are currently indicating volumes from a low of 35-70 cubic metres (220 to 440 barrels) to a high of 125 to 165 cubic metres (790 to 1000 barrels).

Weather conditions at the site today include north-west winds of 40 km/h and 4.7 metre waves. Visibility is good.

Aerial and on-water surveillance along with satellite tracking buoys, indicate the spill is now approximately 24 kilometres south of the Terra Nova FPSO. Trajectory modeling suggests the spill will continue on a southerly track.

Oil production has been suspended pending a review of the incident by the Canada-Newfoundland Offshore Petroleum Board.

For media inquiries, please contact:

John Downton

Director, Communications

(709) 758-0105 or (709) 778-3692